United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  .)

Vale announces shareholders remuneration distribution

Rio de Janeiro, June 17, 2021 – Vale S.A. ("Vale" or "Company") informs that its Board of Directors approved today the dividend distribution of R$ 2.177096137 per share. The distribution approved today is not related to the dividends to be regularly paid in September 2021, to be discussed by the Board of Directors according to the current Shareholders Remuneration Policy.

Considering the total of R$ 2.177096137 per share, R$ 0.716268047 per share is declared based on the financial statement presented on March 31, 2021, and will be attributed to the 2021 fiscal year results, observed the limit set by the Brazilian securities regulation (article 204 of Lei das S.A.); and R$ 1.460828090 per share refers to the profit reserves presented in the balance sheet of December 31, 2020.

The payment of the remuneration will take place on June 30, 2021, and the shareholders will be entitled to the pay as follows:

i.	The record date for holders of Vale's shares traded on B3 will be on June 23, 2021, and for holders of American Depositary Receipts ("ADRs") traded on the New York Stock Exchange (NYSE) will be June 25, 2021.

ii.	Vale's shares will start trading ex-dividend on the B3 and NYSE on June 24, 2021.

iii.	The holders of ADRs will receive the payment through Citibank N.A., the depositary agent for the ADRs, as of July 8, 2021.

Vale also informs that the dividend per share may suffer a slight variation due to the share buyback program currently in place and possible change in the number of shares in treasury. In this case, the Company will issue a new Notice to Shareholders informing the final amount per share.

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: June 17, 2021		Head of Investor Relations